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                                                               Page 1 of 9 pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         PRG-SCHULTZ INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    69357C107
                                 (CUSIP Number)

            Ross M. Jones                 With a copy to:
            Berkshire Partners LLC        David C. Chapin, Esq.
            One Boston Place              Ropes & Gray
            Suite 3300                    One International Place
            Boston, Massachusetts 02108   Boston, Massachusetts 02110
            (617) 227-0050                (617) 951-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2006
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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CUSIP NO. 69357C107                                            Page 2 of 9 pages


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Fund V, Limited Partnership
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
--------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

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CUSIP NO. 69357C107                                            Page 3 of 9 pages


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Fund VI, Limited Partnership
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
--------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

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CUSIP NO. 69357C107                                            Page 4 of 9 pages


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Investors LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
--------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

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CUSIP NO. 69357C107                                            Page 5 of 9 pages


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Partners LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
--------------------------------------------------------------------------------

               7.   SOLE VOTING POWER
  NUMBER OF         7,875*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           7,875*
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,875*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

* This amount includes 7,875 shares of Common Stock of the Issuer issuable upon the exercise of currently exercisable options which are held by Garth H. Greimann, a former Managing Director and current Chief Administrative Officer of Berkshire Partners LLC, for the benefit of Berkshire Partners LLC. This amount does not include 1,149 shares of Common Stock of the Issuer held directly by Mr. Greimann.

** Percentage calculations are based on the number of shares of Common Stock outstanding as of September 30, 2006, as disclosed in the Issuer's most recent Form 10-Q filed with the Commission.
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                                                               Page 6 of 9 pages


Except as set forth below, all previously reported Items are unchanged.

Item 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, no par value (the "Common Stock"), of PRG-Schultz International, Inc., a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 Galleria Parkway, Suite 100, Atlanta, Georgia.

Item 2. IDENTITY AND BACKGROUND.

(a)  Name

     This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI"), (3) Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors"), and (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire Partners").

     Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire") is the general partner of Fund VI. The managing members of Fifth Berkshire are: Bradley
M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Fifth Berkshire Principals" and together with Michael C. Ascione, Christopher J. Hadley and Lawrence S. Hamelsky, the "Berkshire Principals"). The Berkshire Principals are also the managing members of Sixth Berkshire, Berkshire Investors, and Berkshire Partners.

     The Reporting Persons, other than Berkshire Partners, often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following immediately before the final paragraph thereof:

     As of December 20, 2006, Fund V, Fund VI and Berkshire Investors (each a "Seller" and collectively, the "Sellers") sold an aggregate of 430,985 shares of Common Stock of the Issuer in a series of open market sales beginning on December 1, 2006 (such sales, the "Liquidation"), which represents all of the shares of Common Stock of the Issuer owned by each respective Reporting Person and reflects the one-for-ten reverse stock split of the Issuer's Common Stock, which became effective on August 14, 2006 (the "Stock Split"). The number of shares sold by each Seller is as follows (reflecting the Stock Split): Fund V - 195,902 shares, Fund VI - 212,836 shares, and Berkshire Investors - 22,247 shares.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

     (a) Upon the Liquidation, the Sellers collectively no longer own any shares of the Issuer. This does not include 1,149 shares of Common Stock held on the date hereof by Garth H. Greimann

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                                                               Page 7 of 9 pages


(reflecting the Stock Split), nor do they include options exercisable for an additional 7,875 shares of Common Stock held on the date hereof for the benefit of Berkshire Partners (reflecting the Stock Split) that were issued to Mr. Greimann in consideration for his service as a member of the Issuer's board of directors. Since April 2006, Mr. Greimann no longer serves as a director of the Issuer. Since none of the Sellers has voting or investment power with respect to the shares beneficially owned by Mr. Greimann or Berkshire Partners, the Sellers disclaim beneficial ownership of such shares, and Berkshire Partners disclaims beneficial ownership of the shares beneficially owned by Mr. Greimann.

     By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

     (b) Upon the Liquidation, Fund V, Fund VI and Berkshire Investors no longer have any voting or dispositive powers with respect to the Common Stock of the Issuer, nor does Fifth Berkshire or Sixth Berkshire.

     Berkshire Partners has sole voting power with respect to 7,875 shares of Common Stock and has sole dispositive power with respect to 7,875 shares of Common Stock. Berkshire Partners is the beneficial owner of the 7,875 shares of Common Stock over which it has voting and dispositive power.

     By virtue of their positions as managing members of Berkshire Partners, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Berkshire Partners. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by Berkshire Partners, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

     (e) As of the Liquidation, the Reporting Persons cease to be beneficial owners of more than 5% of the common stock.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     99.1    Joint Filing Undertaking.*

     99.2 Stock Purchase Agreement dated as of August 16, 2002, between the Purchasers and the Schultz Holders.*

     99.3 Investor Rights Agreement dated as of August 27, 2002 between the Purchasers and the Issuer.*

     99.4 Registration Rights Agreement dated as of August 27, 2002 between the Purchasers and the Issuer.*

     99.5 Secured Promissory Note dated as of August 27, 2002 between the Purchasers and the Schultz Holders.*

     99.6 Pledge Agreement dated as of August 27, 2002 between the Purchasers and the Schultz Holders.*

     99.7 Subordination Agreement dated as of August 27, 2002 between the Purchasers and the Issuer.*

     99.8 Purchase Agreement dated as of August 27, 2002 made between the Purchasers and Blum Strategic Partners II, L.P.*

     99.9 Side Letter to the Stock Purchase Agreement dated as of August 16, 2002, by the Issuer.*

     99.10   Joint Filing Agreement regarding Amendment No. 1 to Schedule 13D.

*    Previously filed.

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                                                               Page 8 of 9 pages


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 8, 2007                  BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                        By: Fifth Berkshire Associates LLC,
                                            its General Partner

                                        BERKSHIRE FUND VI, LIMITED PARTNERSHIP

                                        By: Sixth Berkshire Associates LLC,
                                            its General Partner

                                        BERKSHIRE INVESTORS LLC

                                        BERKSHIRE PARTNERS LLC


                                        By: /s/ Richard K. Lubin

                                        Name: Richard K. Lubin

                                        Title: Managing Director